UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39496

Cyxtera Technologies, Inc.

(Exact name of registrant as specified in its charter)

2333 Ponce De Leon Boulevard Suite 900

Coral Gables, FL 33134

(305) 537-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Cyxtera Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 26, 2024	Cyxtera Technologies, Inc.

	By:	/s/ Eugene I. Davis
	Name:	Eugene I. Davis
	Title:	Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, Plan Administrator pursuant to the Fourth Amended Joint Chapter 11 Plan of Cyxtera Technologies, Inc. and Its Debtor Affiliates